  EXHIBIT 99.1

VOX ROYALTY SET TO JOIN RUSSELL 3000®,

RUSSELL 2000® AND RUSSELL MICROCAP® INDEXES

DENVER – May 27, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that, according to a preliminary list of additions posted on May 23, 2025, Vox is set to join the broad-market Russell 3000®, Russell 2000®, and the Russell Microcap® Indexes, at the conclusion of the 2025 Russell indexes annual reconstitution, effective after the U.S. market closes on June 27, 2025.

Kyle Floyd, Chief Executive Officer of Vox, commented: “Joining the Russell 2000®, Russell 3000® and Russell Microcap® indexes marks a significant achievement for Vox. This accomplishment underscores the strength of our diversified royalty portfolio and the accretive growth in value the business has realized since going public in May of 2020. We look forward to the increased exposure and opportunities expected to come with being part of this esteemed index, including enhanced visibility among institutional investors and broadening the Company’s shareholder base. We are committed to further enhancing the value of our business and exploring future opportunities for increased indexation and market visibility.”

The annual reconstitution process for the Russell indexes captures the 4,000 largest U.S. stocks as of April 30, 2025, ranking them by total market capitalization. Membership in the U.S. All-Cap Russell 3000® Index, which remains in place for one year, means automatic inclusion in the Large-Cap Russell 1000® Index or Small-Cap Russell 2000® Index, as well as the appropriate growth and value style indexes. Membership in the Russell Microcap® Index, which also remains in place for one year, means automatic inclusion in the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings, and style attributes.

FTSE Russell, a leading global index provider, manages the Russell indexes, which are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies.

For more information on the Russell 2000® Index, Russell 3000® Index, the Russell Microcap® Index and the Russell indexes reconstitution, please visit the “Russell Reconstitution” section at FTSE Russell website.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, expectations for Vox’s inclusion in various Russell indexes and impacts resulting from such inclusion.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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